Exhibit 99


PRESS RELEASE                                                       ROSTELECOM


For Immediate Release
--------------------------------------------------------------------------------

ROSTELECOM REPORTS CONSOLIDATED FIRST HALF 2003 IAS REVENUE INCREASE OF 10.6% ON STRONG LONG-DISTANCE TRAFFIC GROWTH AND IMPROVED MARKET POSITION

Moscow, October 21, 2003: Rostelecom (NYSE: ROS; RTS: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced results for the first half 2003 in accordance with International Financial Reporting Standards (IAS):

 o Consolidated revenue for the first half 2003 increased by 10.6% to USD 440.1* million. Non-consolidated Rostelecom revenue totaled USD 412.2 million, an increase of 4.6% year-on-year;

 o       Domestic long-distance traffic was up 20.1% year-on-year**;

 o International outgoing traffic grew by 4.1%, while international incoming traffic grew by 29.5% in the first half 2003;

 o First half 2003 EBITDA amounted to USD 175.8 million, an increase of 1.7% year-on-year;

 o       First half 2003 net profit increased by 42.1% to USD 29.7 million.

Financial highlights
 ---------------------------------------------------------------------------
    USD million                              H1 2003   H1 2002  % change,
                                                                  y-o-y
 ===========================================================================
     USD / RUR rate                           31.25     31.03
 ===========================================================================
    Inflation index applied to monetary items  n/a      1.045
 ===========================================================================
     Inflation index applied to non-monetary
     items                                     n/a      1.090
 ===========================================================================
    Revenue                                    440       398       11%
 ---------------------------------------------------------------------------
     Operating expenses                         404       332       22%
 ---------------------------------------------------------------------------
        Depreciation                           140       107       30%
 ---------------------------------------------------------------------------
    EBITDA                                     176       173        2%
 ---------------------------------------------------------------------------
    EBITDA Margin, %                           40%       43%
 ---------------------------------------------------------------------------
    EBIT                                        36       65        -45%
 ---------------------------------------------------------------------------
    Operating Margin, %                         8%       16%
 ---------------------------------------------------------------------------
    Net profit                                  30       21        42%
 ---------------------------------------------------------------------------
    Net Margin, %                               7%       5%
 ---------------------------------------------------------------------------

 * In order to ensure comparability of Rostelecom's performance to peer companies, all absolute figures in the profit and loss statement and the balance sheet, included in the text of the press release as well as Appendices I and II, are stated in US dollars (USD). To calculate the dollar amounts of the profit and loss statement for the first half of 2002, inflated rubles as reported in the full version of the unaudited consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices. Audited balance sheet items at December 31, 2002 were translated into USD using end-of-the-period exchange rate except for non-monetary items (PP&E, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates. Characteristics of economical position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group does not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for the first half 2003 have not been adjusted for inflation. To calculate the dollar amounts of the consolidated financial statements for the first half 2003, ruble amounts as reported in the full version of the unaudited consolidated financial statements were translated into USD using average exchange rate (for P&L items) and end-of-the-period exchange rate (for monetary balance sheet items).

** The press release contains verified traffic data

H1 2003 Developments

First half 2003 results underscore the strengthening of Rostelecom's competitive position in its key markets. Non-consolidated revenue for the first half of 2003 totaled USD 412.2 million, an increase of 4.6% year-on-year. Consolidated revenue grew 10.6% to USD 440.1 million. A new aggressive approach in Moscow delivered its first results: revenue decline was brought to a stop while total traffic from Moscow subscribers increased by 6.9%. The decline in incoming revenue from international operators slowed significantly on the back of impressive traffic growth and growing market share. Both traffic and revenue from regional operators continued to grow steadily.

A number of factors had a negative effect on the Company's six months 2003 operating performance, including increased staff costs (as expected) and higher payments to operators as well as growth in non-cash items: increased depreciation charges and loss on asset disposals.

In the first half of 2003 the Company restructured its overdue debt to the Ministry of Finance. As a result of the restructuring, penalties and fines accrued on the debt were written off, which produced a positive impact of USD
23.6 million on the financials, reported as non-operating income in Rostelecom's first half 2003 results.

In the second half of 2003 the Company expects a further improvement in its revenue dynamics resulting from day-to-day efforts to strengthen its competitive position and helped by the interconnect system reform. Commencing August 1, 2003 a new transparent and efficient settlement mechanism for domestic long-distance traffic transit was introduced. The new settlement system should enhance Rostelecom's revenue potential as it will halt the economically unjustified decline in traffic transit rates in Russia and increase Rostelecom's traffic and revenue volumes.


Domestic Long-Distance (DLD) Services
Improving Market Position in Moscow and Stable Traffic Growth from Regional Operators Resulted in Revenue Surge

Non-consolidated Rostelecom DLD revenues for the first half of 2003 amounted to USD 152.6 million, a year-on-year increase of 14.6%. DLD traffic grew by 20.1% to 3,996.2 million minutes.

DLD traffic from Russian operators increased by 22.3% to 3,354.6 million minutes. First half 2003 non-consolidated revenues from Russian operators for DLD traffic transit amounted to USD 97.2 million, a year-on-year increase of 17.3%. This strong performance was helped by the positive dynamics of revenues from both regional and alternative operators. In the first half of 2003 Rostelecom decreased its settlement rates for alternative carriers, which had a positive impact on the Company's traffic - first half 2003 DLD traffic from alternative operators grew by 39.4%, to 389.9 million minutes.

First half 2003 DLD revenues from subscribers in Moscow increased by 10.1% to USD 55.5 million. This was accompanied by traffic growth of 9.6% over the same period a year ago to 641.5 million minutes. This growth reflects the Company's improving competitive position in Moscow: by comparison, full year 2002 DLD revenues from subscribers increased by only 2.5%, while traffic grew by 4.5%.


International Long Distance (ILD) Services to Russian Subscribers and Operators Competitive Pricing Strategy Boosts Traffic and Slows ILD Revenue Decline

Non-consolidated ILD revenues from Russian operators and subscribers for the first half 2003 totaled USD 121.6 million, a year-on-year decrease of 3.4%. Outgoing ILD traffic grew by 4.1% to 629.4 million minutes.

First half 2003 non-consolidated revenues from Russian operators for ILD traffic transit amounted to USD 74.2 million, an increase of 1.1% year-on-year. Outgoing ILD traffic from Russian operators in the first half of 2003 increased by 6.6% to 462.4 million minutes. Traffic growth was partially offset by the reduction in settlement rates for alternative operators in line with Rostelecom's competitive pricing policy.

First half 2003 ILD revenues from subscribers in Moscow declined by 9.7% year-on-year and totaled USD 47.4 million, reflecting continued price competition. ILD traffic from subscribers decreased by 2.3% to 167.0 million minutes. This trend represents the increased stability of Rostelecom's position in Moscow compared to full year 2002, when ILD revenue from Moscow subscribers declined 24.6% accompanied by a traffic decline of 13.9%.


International Operators
New Commercial Approach Continues to Deliver Results

Thanks to continuing active cooperation with international operators, incoming ILD traffic in the first half 2003 showed impressive growth of 29.5% to 551.8 million minutes, reflecting Rostelecom's growing market share.

Revenues from international operators for the termination of incoming ILD traffic declined by 7.1% year-on-year to USD 59.9 million. This reflects the reduction in settlement rates compared to the first half of 2002 to achieve more sustainable market levels.

At the same time, revenue decline has slowed significantly: full year 2002 revenues from international operators declined by 23.8% year-on-year.


Non-consolidated traffic and revenue dynamics
-------------------------------------------------------------------------------
                           Q1 2003   Q2 2003   H1 2003   H1 2002   H1 2003 /
                                                                   H1 2002,%
-------------------------------------------------------------------------------
DLD traffic
-------------------------------------------------------------------------------
    Traffic, mln min       1,989.1   2,007.0   3,996.2   3,327.4     20.1%
    Revenue, USD mln         74.1      78.6     152.6     133.2      14.6%
-------------------------------------------------------------------------------
Subscribers
    Traffic, mln min        321.2     320.4     641.5     585.2      9.6%
    Revenue, USD mln         26.8      28.7      55.5     50.4       10.1%
Local operators
    Traffic, mln min       1,667.9   1,686.7   3,354.6   2,742.2     22.3%
    Revenue, USD mln         47.3      49.9      97.2     82.8       17.3%
-------------------------------------------------------------------------------
Outgoing ILD traffic
-------------------------------------------------------------------------------
    Traffic, mln min        308.4     321.0     629.4     604.8      4.1%
    Revenue, USD mln         58.6      63.0     121.6     125.9      -3.4%
-------------------------------------------------------------------------------
Subscribers
    Traffic, mln min         82.5      84.5     167.0     171.0      -2.3%
    Revenue, USD mln         23.1      24.3      47.4     52.5       -9.7%
Local operators
    Traffic, mln min        225.9     236.5     462.4     433.8      6.6%
    Revenue, USD mln         35.6      38.6      74.2     73.4       1.1%
-------------------------------------------------------------------------------
International operators
-------------------------------------------------------------------------------
    Traffic, mln min        264.5     287.3     551.8     426.0      29.5%
    Revenue, USD mln         26.9      33.0      59.9     64.5       -7.1%
-------------------------------------------------------------------------------

Financial review

Consolidation Effects on Revenue
The consolidated financial statements for the first half of 2003 include third-party revenues of subsidiaries in the total amount of USD 27.9 million. Of this amount, USD 14.8 million (net of intercompany settlements) is due to the consolidation of RTComm.RU, while USD 11.2 million derives from third-party revenues of RTC-Leasing.

Operating Expenses
Operating expenses in the consolidated financial statements for the first half 2003 totaled USD 403.9 million, a year-on-year increase of 21.5%. The main reason for the increase in operating expenses were higher staff costs, depreciation charges and payments to operators as well as a loss on the sale of property, plant & equipment.

Staff costs in the first half 2003 totaled USD 66.0 million, an increase of 28.6% year-on-year, due to the growth in average salary associated with Rostelecom's efforts to optimize remuneration packages. At the same time the Company continued to reduce headcount: end of the first half 2003 headcount was 28,600 versus 31,300 at the end of first half 2002.

Payments to international operators grew by 10.2% and amounted to USD 86.1 million. The increase in payments is explained by the growth in outgoing ILD traffic and increased effective average settlement rate. In the first six months of 2003, the proportion of Rostelecom's outgoing traffic to the CIS countries increased, while termination rates in those countries are on average higher than in the rest of the world. Additionally, Rostelecom's traffic to international mobile networks has been increasing, pushing up average termination rates paid by the Company.

Payments to Russian operators increased by 36.8% to USD 29.4 million, due partly to lower-than-normal payments to MGTS in the first half of 2002. Additionally, at the end of 2002 the Company decided to discontinue usage of its satellite systems in order to cut maintenance costs. A decision was made to start using alternative satellite channels, which also led to higher payments to local operators in the first half of 2003. Finally, as RTComm.RU business grows, so do the company's payments to third parties.

Non-cash loss on the sale of property, plant and equipment for the first half of 2003 totaled USD 7.2 million, a year-on-year increase of USD 6.6 million. This loss is associated with the Company's decision to begin decommissioning analogue lines and other underperforming assets.

As a result EBITDA totaled USD 175.8 million, an increase of 1.7% year-on-year.

Depreciation charges increased by 30.0% and amounted to USD 139.6 million. In the fourth quarter 2002 the Company revised the terms of useful life of some of its assets and consequently started applying higher depreciation rates to those assets. There was also an additional depreciation charge of USD 7 million associated with the revision of the estimated remaining period of use of certain leased satellite channels, whose use was discontinued in early 2003.

Thus, the first half 2003 operating profit amounted to USD 36.2 million, a decrease of 44.6% year-on-year.

Other Income/Loss
During the first half 2003 interest expense increased by 47.0% to USD 12.3 million. The increase in the interest expense was due to the consolidation of

RTC-Leasing, which constantly raises new financing in connection with its third-party leasing activities. Interest income totaled USD 9.6 million, an increase of 124.7% year-on-year, due to a surge in short-term deposits.

In the first half of 2003, Rostelecom restructured its overdue Yen-denominated debt to the Finance Ministry of Russia totaling an equivalent of approximately USD 100 million by converting it into promissory issued to Alfa-Bank. As a result, Rostelecom's principal debt to the Ministry of Finance and accrued interest were repaid in full, and the Company ceased to be in technical default. As a result of the restructuring, penalties and fines accrued on the debt were written off. The positive impact of this in the amount of USD 23.6 million is reported in first half 2003 financial statements as income from debt restructuring.

In the first half of 2003 a subsidiary of RTC-Leasing sold a number of its cellular assets. The profit from the sale in the amount of USD 3.8 million was reported in non-operating income.

Foreign exchange gains in the first half 2003 totaled USD 1.6 million compared to a loss of USD 22.3 million in the first half 2002. Foreign exchange gain is explained by the strengthening of the ruble in the first half 2003.

Non-operating income totaled USD 25.4 million versus a loss of USD 24.6 million in the first half of 2002.

Income Tax
The income tax expense amounted to USD 13.4 million, a year-on-year decrease of 9.6%. The decrease in tax expense was caused by the growth in deferred tax benefit to USD 31.4 million mainly due to the above-mentioned increase in depreciation charges.

Minority interest
Minority interest amounted to USD 19.9 million, an increase of 151.0% year-on-year. This growth is due to an increase in RTC-Leasing's net profit.

Net Income
Consolidated net income for the first half of 2003 totaled USD 29.7 million, an increase of 42.1% year-on-year.


Rostelecom will host a webcast of the first half 2003 results conference call today, Tuesday, October 21, beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter.

Appendices:
1. Consolidated Profit and Loss Statements for six months ended June 30, 2002 and 2003 in USD.
2. Condensed consolidated balance sheets as of December 31, 2002 and June 30, 2003 in USD.


Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact:

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

--------------------------------------------------------------------------------

Appendix 1

Consolidated Profit and Loss Statements for six months ended June 30, 2002 and 2003 in USD*
--------------------------------------------------------------------------------
USD million                                      H1 02  H1 03     % change,
                                                                    y-o-y
================================================================================
USD / RUR rate                                   31.03  31.25
================================================================================
Inflation index applied to monetary items        1.045
================================================================================
Inflation index applied to non-monetary items    1.090
================================================================================
Revenue from local operators                     182.3  200.8       10.1%
   ILD                                           73.4    76.0        3.6%
   DLD                                           82.8    94.3       13.8%
   Other                                         26.1    30.5       17.0%
Revenue from subscribers                         121.6  143.8       18.3%
   ILD                                           52.5    47.4       -9.7%
   DLD                                           50.4    55.5       10.1%
   Internet                                        -     17.9        n/a
   Cellular services                               -     1.9         n/a
   Other                                         18.7    21.2       13.4%
Revenue from international operators             75.7    70.4       -7.0%
   Telephone                                     64.5    59.9       -7.2%
   Telex, telegraph, etc                          7.4    7.6         2.6%
   Leased lines                                   3.8    2.9        -22.5%
Other                                            18.3    25.1       37.4%
--------------------------------------------------------------------------------
   Payments to international operators          (78.2)  (86.1)      10.2%
   Payments to Russian operators                (21.5)  (29.4)      36.8%
   Depreciation                                 (107.3)(139.6)      30.0%
   Wages, salaries, etc.                        (51.3)  (66.0)      28.6%

   Administrative and other costs               (51.9)  (49.8)      -4.0%
   Taxes other than on income                   (10.8)  (5.5)       -49.4%
   Repairs and maintenance                       (7.6)  (11.6)      52.3%
   Bad debt (expense) / recovery                 (3.2)  (8.7)       168.5%
   Loss on disposal of property, plant and
   equipment                                     (0.6)  (7.2)      1155.2%

--------------------------------------------------------------------------------
EBITDA                                           172.8  175,8        1.7%
--------------------------------------------------------------------------------
EBITDA Margin, %                                 43.4%  39.9%
--------------------------------------------------------------------------------
EBIT                                             65.5    36,2       -44.6%
--------------------------------------------------------------------------------
EBIT Margin, %                                   16.4%   8.2%
--------------------------------------------------------------------------------
Gain / (loss) from associates (excl. related      2.9    1.5        -49.3%
tax)
   Interest expense                              (8.4)  (12.3)
   Interest income                                4.3    9.6        124.7%
   Gain on restructured liabilities                -     23.6        n/a
   Other non-operating income                     1.8    2.9        59.2%
   Foreign exchange (loss) / gain               (22.3)   1,6       -107.2%
Non-operating income (loss)                     (24.6)   25.4      -203.1%
Income before tax and minority interest          43.7    63.1       44.3%
   Current tax charge                           (23.4)  (43.1)      84.4%
   Deferred tax benefit / (charge)                8.5    31.4       268.4%
   Share in income taxes of associates           (0.0)  (1.7)        n/a
Income tax (expense) / benefit                  (14.9)  (13.4)      -9.6%
Income / (loss) after taxation                   28.8    49.6       72.1%
   Minority interest                             (7.9)  (19.9)      151.0%
--------------------------------------------------------------------------------


* To calculate the dollar amounts of the profit and loss statement for the first half of 2002, inflated rubles as reported in the full version of the unaudited consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices.
    Characteristics of economical position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group does not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for the first half 2003 have not been adjusted for inflation. To calculate the dollar amounts of the profit and loss statement for the first half of 2003, ruble amounts were translated into USD using exchange rate for the period.


                           H1 2002                         H1 2003
                   Monetary      Non-monetary      Monetary     Non-monetary
                     items          items            items         items
 Inflation index     1.045          1.090             n/a           n/a
 USD / RUR rate      31.03          31.03            31.25         31.25

Appendix 2

Condensed consolidated balance sheets as of December 31, 2002 and June 30, 2003 in USD*.
--------------------------------------------------------------------------------
                                              Dec 31,   June 30, % change,
USD million                                     2002      2003      y-o-y
--------------------------------------------------------------------------------
USD / RUR rate                                 31,78      30,35
--------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
Non-current Assets                             1,811      1,815       0%
   Property, plant and equipment               1,629      1,565       -4%
Current Assets                                  529        626        18%
   Accounts receivable, net                     271        336        24%
   Bad debt provision                            77         79         2%
   Short-term investments                       144        164        14%
   Cash and cash equivalents                    115        110        -4%
--------------------------------------------------------------------------------
Total Assets                                   2,340      2,441        4%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES
--------------------------------------------------------------------------------
Shareholder's equity                           1,430      1,436        0%
Minority interest                                 88        112        28%
Current liabilities                              456        422        -8%
   Current portion of interest bearing loans     143         89       -38%
   Short-term borrowings                          48         87        80%
Non-current liabilities                          366        470        28%
   Interest bearing loans - net of current
   portion                                        73        155       113%
   Deferred tax liabilities                      285        306         7%
--------------------------------------------------------------------------------
Total Liabilities                                822        892         8%
--------------------------------------------------------------------------------
Total Shareholders' equity, Minority interest
and Liabilities                                 2,340      2,441        4%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net debt**                                        5         57        992%
--------------------------------------------------------------------------------


* Balance sheet items at December 31, 2002 and June 30, 2003 were translated into USD using end-of-the-period exchange rates (31.78 at December 31, 2002 and 30.35 at June 30, 2003) except for non-monetary items (PP&E, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates.

** Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.